Exhibit 2.2

MASTER TRANSACTION AGREEMENT

Master Transaction Agreement dated as of November 30, 2018 (this “Transaction Agreement”), by and between FAT Brands Inc., a Delaware corporation (“FAT Brands”), Yalla Mediterranean, LLC, a Delaware limited liability company (“Yalla Med”), and solely for the purposes of Sections 7, 9(b) and 12(d)(1), VPC SBIC, LP, a Delaware limited partnership (“VPC”). All terms used but not otherwise defined herein have the meanings set forth in Section 13(a) or on Exhibit A.

Recitals

A. This Transaction Agreement sets forth the mutual understanding of the parties with respect to the principal terms of the acquisition by Yalla Acquisition LLC (“Yalla Acquisition”), a Delaware limited liability company and a wholly-owned subsidiary of FAT Brands, through one or more to be formed subsidiaries of all of the assets, agreements and other properties of each of the Restaurants (as defined below) owned by Yalla Med, an indirect subsidiary of VPC SBIC I, LP, a Delaware limited partnership (“VPC”).

B. Yalla Med has developed, designed, created and currently owns, manages and operates a fast-casual restaurant business under the brand name “Yalla Mediterranean” specializing in fresh and healthy Mediterranean menu items, with seven upscale fast food restaurants (individually, a “Restaurant”, and collectively, the “Restaurants”) located in Northern and Southern California (collectively, the “Business”).

C. Simultaneously with the execution and delivery of this Transaction Agreement, (a) Yalla Mediterranean Franchising Company, LLC, a Delaware limited liability company and a wholly-owned subsidiary of FAT Brands (“Yalla Franchising”), and Yalla Med (and for the limited purposes set forth therein FAT Brands and VPC) are entering into an Intellectual Property Purchase Agreement and License (the “IP Purchase Agreement”) pursuant to which Yalla Franchising is acquiring all of the intellectual property used in connection with the Business; and (b) Yalla Acquisition, Yalla Med and, for the limited purposes set forth therein, FAT Brands and VPC are entering into a Management Agreement pursuant to which Yalla Acquisition will provide management services to Yalla Med.

D. Yalla Med has agreed in principal to sell the assets, agreements and other properties of each Restaurant to FAT Brands, and FAT Brands has agreed in principal to purchase the assets, agreements and other properties of each Restaurant from Yalla Med in accordance with this Transaction Agreement on or before the second anniversary of this Transaction Agreement (such two-year period, the “Marketing Period”). This Transaction Agreement sets forth the terms on which such transactions shall take place.

Agreement

NOW, THEREFORE, in consideration of and reliance upon the respective representations, warranties and covenants contained herein and other good and valuable consideration, the receipt, adequacy and sufficiency of which are hereby acknowledged, and intending to be legally bound hereby, the parties hereto agree as follows:

1. Agreement to Purchase Restaurants.

(a) It is the intent and desire of the parties that, prior to the expiration of the Marketing Period, the assets, agreements and other properties used by each Restaurant to conduct the Business be sold by Yalla Med to a wholly-owned subsidiary of Yalla Acquisition (each, an “OpCo”), and such OpCo shall assume all ordinary course liabilities of such Restaurant and, also during the Marketing Period, Yalla Acquisition will then sell the applicable OpCo to a Buyer (as defined on Exhibit A), as more fully described on Exhibit A. Notwithstanding the foregoing, on or prior to the expiration of the Marketing Period but subject to Section 8.7 of the IP Purchase Agreement, FAT Brands shall acquire or cause Yalla Acquisition, through one or more OpCo’s, to acquire, and Yalla Med shall sell, all assets, agreements and other properties used by each of the seven Restaurants to conduct the Business, and FAT Brands (or an OpCo) shall assume all ordinary course liabilities of each Restaurant, utilizing the form of Asset Purchase Agreement (as defined in Section 2), for the purchase price and on the other terms described herein (including Exhibit A), regardless of whether or not FAT Brands or Yalla Acquisition or any of their respective Affiliates has Buyer(s) that have agreed to purchase the Restaurants during the Marketing Period.

(b) The “Aggregate Purchase Price” (herein so called) payable to Yalla Med (or its designee) for the sale of the assets, agreements and other properties of all seven Restaurants shall equal the greater of (a) $1,000,000 (the “Minimum Aggregate Purchase Price”) and (b) the sum of the following:

1. the first $1,750,000 of sale proceeds (without deduction, including for (A) transaction costs of FAT Brands or any of its Affiliates or Yalla Med or any of its Affiliates or (B) any Operating Expenses (as defined in the Management Agreement)) received from the Restaurant Sales to Buyers (the “Initial Purchase Price Installment”) will be payable to Yalla Med (or its designee), plus

2. Within forty-five (45) days following the second anniversary of the date hereof, if fifty percent (50%) of Net Proceeds exceeds $1,750,000, then FAT Brands shall pay or cause its Affiliate to pay to Yalla Med (or its designee) an amount equal to such excess (the “Aggregate Purchase Price Installment”). The estimate of Net Sales and Operating Expenses, as used to calculate Net Proceeds, initially shall be estimated by FAT Brands and subject to review and a post-closing true-up and, as applicable, cash settlement in either direction (to give effect to the true-up) by FAT Brands and Yalla Med, substantially similar to the true-up mechanics for the Earnout Payment included in Article 8 of the IP Purchase Agreement, and shall be included in the applicable Asset Purchase Agreement for the last Restaurant Sale completed during the Marketing Period, plus

3. If the completion of the final Restaurant Sale to a Buyer for the last Restaurant(s) remaining to be sold is not completed during the Marketing Period, then if such final Restaurant Sale(s) to one or more Buyer(s) occur(s) on or before the second anniversary of the expiration of the Marketing Period (the “Tail Period”), or an Asset Purchase Agreement is entered into with a Buyer for the final Restaurant Sale during the Tail Period, then upon completion of such final Restaurant Sale, the Aggregate Purchase Price Installment shall be recalculated based on the final Restaurant Sale to such Buyer (such amount, the “Final Aggregate Purchase Price Installment”), and FAT Brands shall pay or cause its Affiliate to pay to Yalla Med (or its designee) an amount equal to the excess, if any, of the Final Aggregate Purchase Price Installment calculated in accordance with this Section 1(b)(3) over the Aggregate Purchase Price Installment calculated in accordance with Section 1(b)(2) (as adjusted for any post-closing true-up). The estimate of Net Sales and Operating Expenses, as used to calculate Net Proceeds to determine the Final Aggregate Purchase Price Installment, initially shall be estimated by FAT Brands and thereafter shall subject to review and a post-closing true-up in either direction and, as applicable, cash settlement (to give effect to the true-up) by FAT Brands and Yalla Med, substantially the same as the true-up mechanics included in the Asset Purchase Agreement for the last Restaurant Sale to FAT Brands or one of its Affiliates contemplated by Section 1(b)(2)(i), which the parties shall further memorialize in a separate letter agreement on or before the closing of the final Restaurant Sale to a Buyer. Notwithstanding anything to the contrary expressed or implied herein, the parties agree that no adjustments shall be made to the Aggregate Purchase Price with respect to any Restaurant Sale to a Buyer that occurs after the last day of the Tail Period, unless the applicable Asset Purchase Agreement with a Buyer with respect thereto is executed before the last day of the Tail Period.

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(c) The Aggregate Purchase Price shall be payable as follows:

1. Subject to the proviso below in this clause (1), FAT Brands shall pay, or cause its Affiliate to pay, the first $1,000,000 of the Initial Purchase Price Installment as follows: (i) $500,000 of the Initial Purchase Price Installment shall be paid to Yalla Med (or its designee) no later than the first anniversary of the date hereof (the “First Payment Date”); and (ii) an additional $500,000 of the Initial Purchase Price Installment shall be paid to Yalla Med (or its designee) no later than the second anniversary of the date hereof (the “Second Payment Date”; the First Payment Date and the Second Payment Date, each a “Payment Date”), each of which payments shall be treated as a non-refundable deposit against the Initial Purchase Price Installment, and FAT Brands shall pay the balance, if any, of the Initial Purchase Price Installment at the closing of each Restaurant Sale until fully paid; provided, however, that if one or more Restaurant Sales close prior to the First Payment Date or Second Payment Date, the proceeds (without deduction for (i) transaction costs of FAT Brands or any of its Affiliates or Yalla Med or any of its Affiliates or (ii) any Operating Expenses) received from the Restaurant Sale(s), at the time of such closing(s), shall be paid to Yalla Med (or its designee), up to the amount of the Initial Purchase Price Installment, and any such payments shall reduce the amounts otherwise payable on the Payment Dates in accordance with this clause (a); provided further, however, that the Retained Liabilities Advance (as defined in Exhibit B), if any, also shall reduce (and be applied in partial satisfaction of) the amounts otherwise payable on the Payment Dates in accordance with this clause (1); and

2. FAT Brands shall pay, or cause its Affiliate to pay, the Aggregate Purchase Price Installment and the Final Aggregate Purchase Price Installment to Yalla Med (or its designee) not later than forty-five (45) days after the closing of the applicable Restaurant Sale, in each case, based on FAT Brands’ initial estimate of the Net Proceeds (and subject to a post-closing true-up and, as applicable, cash settlement to give effect to the true-up).

3. All amounts payable to Yalla Acquisition (or its designee) shall be paid by wire transfer of immediately available funds to an account designated by Yalla Med.

(d) The Aggregate Purchase Price shall be subject to the right of set off provided in, and limited by, Section 7.6(b) of the IP Purchase Agreement.

(e) Allocation of Aggregate Purchase Price. The parties agree to allocate the sum of the Aggregate Purchase Price, the ordinary course liabilities of the Restaurants acquired by each OpCo and any other items required to be taken into account for income tax purposes among the assets of the Restaurants, which allocations shall be made in accordance with Section 1060 of the Internal Revenue Code of 1986, as amended, and the applicable the applicable Treasury Regulations promulgated thereunder.

2. Asset Purchase Agreement. As promptly as practicable following the execution and delivery of this Transaction Agreement (and, in any event, within sixty (60) days following the date of this Transaction Agreement), FAT Brands and Yalla Med shall negotiate in good faith the terms and conditions of a form asset purchase agreement (the “Asset Purchase Agreement”) that will be used for the acquisition by an OpCo of the assets, agreements and other properties used by the applicable Restaurant to conduct the Business and assume all ordinary course liabilities of such Restaurant. The Asset Purchase Agreement shall contain such customary terms and conditions as are satisfactory to FAT Brands and Yalla Med (but in accordance with Exhibit A), further memorializing the terms and conditions described in this Transaction Agreement (including Exhibit A), including the Aggregate Purchase Price and terms of payment.

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3. Franchise Documents. FAT Brands intends to franchise the Business, and Yalla Med desires for the Business to be directly or indirectly franchised by FAT Brands. Within ninety (90) days after the date of this Transaction Agreement (subject to a reasonable extension of time to obtain financial audits), FAT Brands shall prepare and deliver to Yalla Med for its review, but not approval, a copy of the franchise-related documents, including the franchise agreement and the franchise disclosure statement (all franchise-related documents, the “Franchise Documents”), to be used to franchise the Business. The Franchise Documents shall be substantially in the same form and with substantially the same terms used by FAT Brands in connection with its other franchise businesses, with such changes therein as are appropriate given the nature and scope of the Business, and shall include a royalty rate also consistent with royalty rates utilized by FAT Brands in its other franchise businesses.

4. Marketing Period; Prior Approval; Cooperation. During the Marketing Period, FAT Brands shall use all commercially reasonable efforts to identify potential Buyers (franchisees) for each of the Restaurants and negotiate the sale of the Restaurants to such Buyers on customary, commercially reasonable terms memorialized in purchase agreements with such Buyers. Any proposed sale of a Restaurant by FAT Brands to a Buyer shall be subject to the prior review and consent of Yalla Med to the form and terms of the applicable transaction documents and proposed sale (including the proposed Buyer) to reasonably ensure that FAT Brands’ proposed sale reasonably maximizes the value of the Restaurants and the Business, such consent of Yalla Med not to be unreasonably withheld, conditioned or delayed. Yalla Med will, and will cause its Affiliates to, upon the request of FAT Brands (but subject to FAT Brands’ payment of out-of-pocket expenses incurred by Yalla Med in accordance with the following sentence), reasonably cooperate with FAT Brands and Yalla Acquisition in negotiating, preparing and executing any documents necessary to consummate the sale of the Restaurants. FAT Brands shall keep Yalla Med reasonably informed about potential Buyers, potential sales and the terms thereof, and the status of negotiations. FAT Brands will pay the reasonable out-of-pocket third party costs and expenses incurred by Yalla Med in reviewing and approving such transaction documents, provided that such costs and expenses are approved in advance by FAT Brands, such approval not to be unreasonably conditioned, withheld, or delayed.

5. Legally Binding. This Transaction Agreement is, in part, a statement of the mutual intentions of the parties, and does not contain all matters upon which agreement must be reached; however, the parties intend that, and this Transaction Agreement does, constitute, a legally binding commitment of FAT Brands to acquire or cause Yalla Acquisition to acquire all assets, agreements and other properties used by each of the seven Restaurants and to conduct the Business in accordance with the terms hereof (including Exhibit A). This Transaction Agreement also creates a duty on the part of the parties to negotiate in good faith to agree on the terms of the Asset Purchase Agreement, consistent with and pursuant to the terms hereof (including Exhibit A).

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6. Exclusivity.

(a) From and after the date hereof until the earlier to occur of (i) the expiration of the Marketing Period, (ii) the sale of all Restaurants to FAT Brands or a direct or indirect subsidiary thereof or (iii) the termination of this Transaction Agreement, Yalla Med shall not, and shall not cause or permit VPC, Yalla Med, SBIC Blocker, Inc. (“Blocker”) or Mediterranean Cuisine Holding Company LLC (“Holding”) or any of its or their respective subsidiaries or affiliates or its or their respective officers, managers, directors, employees, investment bankers, attorneys, accountants or other representatives or advisors (collectively, “Representatives”) to, directly or indirectly, without the prior written consent of FAT Brands: (i) initiate, solicit, encourage, facilitate, assist, negotiate, accept or discuss (other than to refer such inquiry directly to Andrew Wiederhorn, President and Chief Executive Officer of FAT Brands) any inquiry, indication of interest, proposal or offer (including any improvement, restatement, amendment, renewal or reiteration thereof, a “Proposal”), with or from any third party for or relating to (or which may reasonably be expected to lead to) any Competing Transaction (as defined below); (ii) provide any non-public information of or relating to Yalla Med or its Affiliates or any Restaurant to any third party in connection with any Competing Transaction or Proposal; or (iii) enter into any agreement, arrangement or understanding (whether or not binding) with any third party with respect to or in connection with any Competing Transaction or Proposal.

(b) For purposes of this Transaction Agreement, a “Competing Transaction” means any proposed or actual transaction, other than the transactions contemplated hereby, involving any of the following: (i) any transaction that is similar in form, substance or purpose to the transactions contemplated hereby; (ii) any other acquisition or purchase, directly or indirectly, of all or any portion of the Business, any Restaurant or the equity interests in Yalla Med or Holding, whether by recapitalization, restructuring, reorganization, joint venture, stock or asset acquisition, merger or otherwise; or (iii) any commercial agreement or other arrangement, in each case with or otherwise binding on VPC, Yalla Med, Blocker or Holding that would reasonably be expected to delay, prevent or otherwise restrict the consummation of the transactions contemplated hereby.

(c) Yalla Med will, and will cause VPC, Blocker and Holding and each of their respective Representatives to, immediately cease and to terminate any existing solicitation, encouragement, facilitation, assistance, negotiation or discussion with any third party conducted heretofore by such person or any of its Representatives with respect to any Competing Transaction or Proposal. If any of VPC, Yalla Med or Holding (or any of their respective Representatives) receives a Proposal, such party will (i) promptly (and in any event within two business days) inform FAT Brands of such Proposal, stating the identity of the parties making such Proposal and the material terms and conditions of such Proposal and (ii) if such Proposal is made in writing, promptly (and in any event within two business days) provide to FAT Brands a copy of such writing.

7. Non-Disclosure; Publicity. Except as set forth below in this Section 7, the existence, terms and nature of this Transaction Agreement, the Management Agreement and the IP Purchase Agreement, and the transactions contemplated hereby or thereby, and the status of any discussions among the parties hereto or thereto and their respective Representatives will be kept confidential, and the parties will coordinate any publicity relating to this Transaction Agreement, the Management Agreement and the IP Purchase Agreement and the transactions contemplated hereby and thereby, and neither party will issue any press release or other public statement relating to this Transaction Agreement, the Management Agreement and the IP Purchase Agreement or the transactions contemplated hereby or thereby without the prior consent of the other party. Notwithstanding the foregoing, (a) Yalla Med and its Affiliates may make internal announcements to their respective employees; (b) VPC may report and disclose to its employees, investors, members and limited partners customary summary information regarding the transactions contemplated by this Transaction Agreement, the Management Agreement and the IP Purchase Agreement; and (c) FAT Brands may disclose the terms of this Transaction Agreement (including filing a copy hereof) and the transactions contemplated hereby to the extent that such disclosure is required by applicable law, including federal and state securities laws and the rules and regulations promulgated thereunder, while continuing to use all reasonable efforts to preserve confidentiality; provided that, prior to such disclosure contemplated by this clause (c), FAT Brands shall advise Yalla Med and VPC of such required disclosure and, to the extent permitted by applicable law, provide to Yalla Med and VPC and their respective legal counsel shall have an opportunity to review and comment on such required disclosure, and FAT Brands in good faith shall consider and, as long as consistent with applicable laws (including public company reporting requirements under applicable securities laws, rules and regulations), reasonably give effect to the comments of Yalla Med and VPC and their respective legal counsel.

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8. Representations and Warranties of FAT Brands. FAT Brands hereby represents and warranties to Yalla Med as follows (such representations and warranties shall be continuing representations and warranties throughout the term of this Transaction Agreement):

(a) Organization and Good Standing. FAT Brands is a Delaware corporation duly incorporated, validly existing and in good standing under the laws of the State of Delaware.

(b) Power; Authorization; Enforceable Obligations. FAT Brands has all requisite corporate power, authority and legal right to execute, deliver and perform its obligations under this Agreement. FAT Brands’ execution, delivery and performance of this Agreement have been duly authorized by FAT Brands’ board of directors (the “Board”), and no further entity action on the part of FAT Brands is necessary to authorize the execution and delivery of this Agreement or the performance of FAT Brands’ obligations hereunder. This Agreement has been duly executed and delivered on behalf of FAT Brands by a duly authorized officer of FAT Brands. This Agreement constitutes the legal, valid and binding obligations of FAT Brands, assuming that this Agreement constitutes the valid and binding agreement of Yalla Med, enforceable against FAT Brands in accordance with its terms, except as such enforceability may be limited by bankruptcy, insolvency, reorganization, moratorium or similar laws affecting creditors’ rights generally (regardless of whether enforcement is sought in a proceeding at law or in equity) (the “General Enforceability Exceptions”).

(c) No Conflicts or Consents. The execution, delivery and performance of this Agreement by FAT Brands does not and will not violate, conflict with or result in the breach or default of any term, condition or provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require the consent, waiver, approval or authorization of or filing, registration or qualification with or notice to any other Person under, (i) any applicable law, (ii) any judgment, order, writ, injunction, decree or award of any Governmental Authority which is applicable to FAT Brands, (iii) the certificate of incorporation, bylaws, shareholders’ agreements or similar documents, with respect to FAT Brands, or (iv) any contract or understanding, oral or written, to which FAT Brands is a party or by which it is bound.

9. Representations and Warranties of Yalla Med and VPC.

(a) Representations and Warranties of Yalla Med. Yalla Med hereby represents and warranties to FAT Brands as follows (such representations and warranties shall be continuing representations and warranties throughout the term of this Agreement):

1. Organization and Good Standing. Yalla Med is a Delaware limited liability company duly organized, validly existing and in good standing under the laws of the State of Delaware.

2. Power; Authorization; Enforceable Obligations. Yalla Med has all requisite corporate power, authority and legal right to execute, deliver and perform its obligations under this Agreement. Yalla Med’s execution, delivery and performance of this Agreement have been duly authorized by Yalla Med, and no further entity action on the part of Yalla Med is necessary to authorize the execution and delivery of this Agreement or the performance of Yalla Med’s obligations hereunder. This Agreement has been duly executed and delivered on behalf of Yalla Med by a duly authorized officer of Yalla Med. This Agreement constitutes the legal, valid and binding obligations of Yalla Med, assuming that this Agreement constitutes the valid and binding agreement of FAT Brands, enforceable against Yalla Med in accordance with its terms, except as such enforceability may be limited by General Enforceability Exceptions.

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3. No Conflicts or Consents. The execution, delivery and performance of this Agreement by Yalla Med does not and will not violate, conflict with or result in the breach or default of any term, condition or provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require the consent, waiver, approval or authorization of or filing, registration or qualification with or notice to any other Person under, (A) any applicable law, (B) any judgment, order, writ, injunction, decree or award of any Governmental Authority which is applicable to Yalla Med, (C) the certificate of formation or limited liability company agreement or similar documents, with respect to Yalla Med, or (D) any contract or understanding, oral or written, to which Yalla Med is a party or by which it is bound.

(b) Representations and Warranties of VPC. VPC hereby represents and warrants to FAT Brands as follows (such representations and warranties shall be continuing representations and warranties throughout the term of this Agreement):

1. Organization and Good Standing. VPC is a Delaware limited liability partnership duly organized, validly existing and in good standing under the laws of the State of Delaware.

2. Power; Authorization; Enforceable Obligations. VPC has all requisite limited partnership power, authority and legal right to execute, deliver and perform its obligations under this Agreement. VPC’s execution, delivery and performance of this Agreement have been duly authorized by VPC, and no further entity action on the part of VPC is necessary to authorize the execution and delivery of this Agreement or the performance of VPC’s obligations hereunder. This Agreement has been duly executed and delivered on behalf of VPC by a duly authorized officer of VPC. This Agreement constitutes the legal, valid and binding obligations of VPC, assuming that this Agreement constitutes the valid and binding agreement of FAT Brands, enforceable against VPC in accordance with its terms, except as such enforceability may be limited by General Enforceability Exceptions.

3. No Conflicts or Consents. The execution, delivery and performance of this Agreement by VPC does not and will not violate, conflict with or result in the breach or default of any term, condition or provision of, result in the acceleration of, create in any party the right to accelerate, terminate, modify, or cancel, or require the consent, waiver, approval or authorization of or filing, registration or qualification with or notice to any other Person under, (A) any applicable law, (B) any judgment, order, writ, injunction, decree or award of any Governmental Authority which is applicable to VPC, (C) the certificate of formation or limited partnership agreement or similar documents, with respect to VPC, or (D) any contract or understanding, oral or written, to which VPC is a party or by which it is bound.

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10. Information Rights; Governance.

(a) Until payment of the Earnout Payment Amount (as defined in the IP Purchase Agreement) and the completion and settlement of any true-up thereof, FAT Brands will provide VPC with copies of (i) all materials presented to the Board (or any committee thereof) in connection with meetings of the Board (or any committee thereof) at or about the same time as such materials are provided to the Board (or any committee thereof) and, when available, copies of the minutes of such meetings, including (as and to the extent provided to the Board or any committee thereof) all financial reporting packages required to be provided to any holders of debt of FAT Brands (or any of its subsidiaries) as well as copies of any notices of default or potential default from or to any holders of such debt; and (ii) all monthly management reporting packages, including store-level income and profit and loss statements, generated or prepared by or for the benefit of FAT Brands (or any of its subsidiaries) to manage the Yalla Business (as defined in the IP Purchase Agreement); provided, however, that FAT Brands shall not be obligated pursuant to this Section 10(a) to provide access to any information that the Board reasonably and in good faith determines to be a trade secret or otherwise confidential information (unless covered by an enforceable confidentiality agreement) or the disclosure of which would reasonably be expected to adversely affect the attorney-client privilege between Fat Brands and its counsel.

(b) FAT Brands management shall make themselves reasonably available, at least once every quarter, for financial, strategy and operational review calls with VPC in which FAT Brands will provide, deliver, or covenant to promptly deliver such information relating to the financial condition, business or prospects of the Yalla Business as VPC may request.

11. Retained Liabilities. Yalla Med shall be responsible for the settlement and satisfaction (by payment or otherwise) of all debts and liabilities of Yalla Med incurred prior to the date hereof, other than the Assumed Ordinary Course Liabilities (as defined in the Management Agreement) (the “Retained Liabilities”), subject to the provisions set forth in Exhibit B hereto.

12. Termination; Effect of Termination; Indemnification.

(a) Termination by the Parties. The parties may terminate this Transaction Agreement as provided below:

1. The parties may terminate this Transaction Agreement by mutual written consent of FAT Brands and Yalla Med;

2. Yalla Med may terminate this Transaction Agreement by written notice to FAT Brands if (i) FAT Brands has not acquired all seven Restaurants in accordance with the terms hereof by the expiration of the Marketing Period; provided, however, that the termination right of Yalla Med pursuant to this clause (i) shall not be available to Yalla Med if the actions or inactions of Yalla Med proximately caused FAT Brands’ failure to acquire (or resell and franchise) all seven Restaurants as contemplated hereby; (ii) FAT Brands requires changes to the terms of the transactions contemplated by the Transaction Documents that would, in the aggregate, materially adversely affect the benefit of the bargain for Yalla Med, it being understood that, unless otherwise mutually agreed by the parties hereto, any material changes by FAT Brands to the terms specified in Exhibit A during the negotiation of the Asset Purchase Agreements shall be deemed to satisfy this clause (ii) and give a right of termination; or (iii) at any time, the representations and warranties of FAT Brands are not true and correct in all material respects and such inaccuracy is not cured within thirty (30) days after notice of such inaccuracy is given to FAT Brands; and

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3. FAT Brands may terminate this Transaction Agreement by written notice to Yalla Med if (i) Yalla Med requires changes to the terms of the transactions contemplated by the Transaction Documents and such changes would, in the aggregate, materially adversely affect the benefit of the bargain for FAT Brands, it being understood that, unless otherwise mutually agreed by the parties hereto, any material changes by Yalla Med to the terms specified in Exhibit A during the negotiation of the Asset Purchase Agreements shall be deemed to satisfy this clause (i) and give a right of termination; or (ii) at any time, the representations and warranties of Yalla Med are not true and correct in all material respects and such inaccuracy is not cured within thirty (30) days after notice of such inaccuracy is given to Yalla Med.

(b) Automatic Early Termination. This Transaction Agreement shall automatically terminate without any further action by the parties hereto if, and at such time as, (i) the Management Agreement is terminated other than upon the normal expiration of the term thereof (as defined in the Management Agreement) or (ii) the Accelerated Earnout Amount (as defined in the IP Purchase Agreement) is paid in full or the transactions contemplated by the Reconveyance Rights in Section 8.7 of the IP Purchase Agreement, including the repurchase of all Restaurants, are consummated (with “Reconveyance Rights” having the meaning given such term in the IP Purchase Agreement).

(c) Effect of Termination. Upon the valid termination of this Transaction Agreement in accordance with this Section 12, all rights and obligations of the parties under this Agreement will terminate and be of no further force or effect, except that:

1. The rights and obligations of any party under Sections 5 (to the extent applicable to the other surviving rights and obligations of the parties), 7 and 13 and this Section 12(c) (and the related definitions) shall survive any such termination and remain in full force and effect in accordance with the terms thereof.

2. Nothing in this Section 12(c) shall relieve any party hereto from any liability or obligation of any party for any violation, breach or failure to perform any of its covenants or agreements or for any inaccuracy or breach of any of its representations or warranties under this Agreement prior to the effective date of such termination or be deemed to constitute a waiver of any available remedy (including specific performance, if available) to the other party(ies) for any such breach, and the right of the other party(ies) to pursue all legal remedies in respect of such failure shall survive termination of this Agreement.

3. The rights of the parties hereunder with respect to the termination of this Agreement shall be in addition to any other rights of the parties (or their Affiliates) pursuant to any other agreements between or among them, as applicable.

4. The parties shall be entitled to the remedies afforded to the parties and their respective Affiliates pursuant to Section 8.7 of the IP Purchase Agreement.

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(d) Indemnification.

1. Yalla Med and VPC shall, jointly and severally, indemnify, defend and hold FAT Brands, and FAT Brands’ Affiliates and its subcontractors, employees, consultants, associates, agents, officers, directors, shareholders, successors and assigns (collectively, “FAT Brands Indemnitees”), harmless from and against any and all losses, costs, expenses, penalties, damages, taxes, liabilities, obligations, claims, demands, debts, charges, setoffs, liens, attachments, judgments, actions, causes of action, suits or proceedings, of any nature or description (including reasonable legal fees and expenses and court costs) (collectively, “Claims”), arising out of, relating to or in connection with (i) Yalla Med’s breach of, or default under, this Agreement or (ii) a breach of Yalla Med’s representations and warranties hereunder, except, in each case, for any Claims which arise primarily or solely out of any action or failure to act of a FAT Brands Indemnitee; provided, however, that (A) other than in respect of performance obligations, Yalla Med’s and VPC’s aggregate liability for their indemnification obligations under this Agreement, the Transaction Agreement, the IP Purchase Agreement and the Asset Purchase Agreements for the sale of all seven Restaurants shall not exceed, and shall be capped at, $2,000,000, and (B) Yalla Med’s and VPC’s indemnification obligations under this Agreement shall expire in their entirety on the second anniversary of the expiration of the Marketing Period (as defined in the Management Agreement), except that any indemnification claims made by FAT Brands Indemnitees prior to the second anniversary of the expiration of the Marketing Period shall survive until fully resolved in accordance with this Agreement.

2. FAT Brands shall indemnify, defend and hold Yalla Med, and Yalla Med’s Affiliates and its and their respective subcontractors, employees, consultants, associates, agents, officers, directors, shareholders, members, managers, successors and assigns (collectively, “Yalla Med Indemnitees”), harmless from and against any and all Claims arising out of, relating to or in connection with (i) FAT Brands’ breach of, or default under, this Agreement, or (ii) a breach of FAT Brands’ representations and warranties hereunder, except, in each case, for any Claims which arise primarily or solely out of any action or failure to act of an Yalla Med Indemnitee; provided, however, that (A) FAT Brands’ aggregate liability for its indemnification obligations under this Agreement, the Transaction Agreement, the IP Purchase Agreement and the Asset Purchase Agreements for the sale of all seven Restaurants, other than with respect to Article 8 of the IP Purchase Agreement and other payment (or issuance) or performance obligations under this Agreement, the IP Purchase Agreement, the Management Agreement and the Asset Purchase Agreements, shall not exceed, and shall be capped at, $2,000,000, and (B) FAT Brands’ indemnification obligations under this Agreement shall expire in their entirety on the second anniversary of the expiration of the Marketing Period, except that any indemnification claims made by Yalla Med Indemnitees prior to the second anniversary of the expiration of the Marketing Period shall survive until fully resolved in accordance with this Agreement.

(e) Mitigation. Each indemnitee shall take, and cause its Affiliates to take, all commercially reasonable steps to mitigate any Claim upon becoming aware of any event or circumstance that could reasonably be expected to, or does, give rise thereto, including incurring costs only to the minimum extent necessary to remedy the breach that gives rise to such Claim.

(f) Effect of Knowledge. Any due diligence review, audit or other investigation or inquiry undertaken or performed by or on behalf of any party, or any knowledge obtained by FAT Brands or its Affiliates as a result of or in connection with the services provided under the Management Agreement, shall not limit, qualify, modify or amend the representations, warranties or covenants of, or indemnities made or undertaken by any other party pursuant to this Agreement, irrespective of the knowledge and information received therefrom.

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13. Miscellaneous.

(a) Defined Terms. For purposes of this Transaction Agreement, in addition to terms defined elsewhere in this Transaction Agreement, each of the following terms has the meaning set forth below:

“Accounting Principles” means generally accepted accounting principles in the United States, using the same accounting methods, policies, principles, practices and procedures, consistent with the classifications, judgments and estimation methodologies as are used by Yalla Med in respect of the Business.

“Affiliate” means, with respect to any person, any other person that directly or indirectly, through one or more intermediaries, controls, is controlled by or is under common control with such person, and the term “control” (including the related terms “controlled by” and “under common control with”) means the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of a person, whether through the ownership of voting securities, by contract or otherwise; provided that FAT Brands shall not be deemed to be an Affiliate of Yalla Med as a result of this Transaction Agreement.

“Governmental Authority” means any federal, state, local, foreign or other government or quasi-governmental authority or any department, agency, subdivision, court or other tribunal of any of the foregoing.

“Measurement Period” means the period commencing on the date hereof and, as applicable, ending on (i) in the case of the determination of the Aggregate Purchase Price Installment, the second anniversary of the date hereof, and (ii) in the case of the determination of the Final Aggregate Purchase Price Installment with respect to any Restaurant Sale that occurs, or any Asset Purchase Agreement with a Buyer that is executed, during the Tail Period in accordance with Section 1(b)3, the date on which completion of such Restaurant Sale to a Buyer occurs.

“Net Proceeds” for all Restaurant Sales to Buyers, in the aggregate, means an amount equal to (a) the aggregate sale proceeds received from all Restaurant Sales (without deduction, including for (i) transaction costs and expenses of FAT Brands or any of its Affiliates or Yalla Med or any of its Affiliates or (ii) any Operating Expenses), minus (b) all reasonable out-of-pocket third party transaction costs (including all legal, investment banking and other advisor fees and expenses) incurred by FAT Brands and its Affiliates and Yalla Med and its Affiliates in connection with the Restaurant Sales; plus (c) the amount, if any, by which Net Sales earned by the Restaurants during the Measurement Period exceeds Operating Expenses incurred during the Measurement Period; minus (d) the amount, if any, by which Operating Expenses incurred during the Measurement Period exceeds Net Sales earned by the Restaurants during the Measurement Period.

“Net Sales” for all Restaurants means the gross revenues from all sales of food, beer, wine and other beverages at the Restaurants during the applicable Measurement Period, net of all discounts taken or applied during such period, as determined in accordance with the Accounting Principles.

“Person” means an individual, corporation, limited liability company, partnership, unincorporated association, trust, joint venture or other organization or entity, including any Governmental Authority.

“Transaction Documents” means this Transaction Agreement, the Management Agreement, the IP Purchase Agreement and each other agreement, document, instrument, or certificate contemplated by this Transaction Agreement, the Management Agreement or the IP Purchase Agreement or to be executed by any party in connection with the transactions contemplated by this Transaction Agreement, the Management Agreement or the IP Purchase Agreement, and any exhibits or attachments to any of the foregoing.

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(b) Interpretation. For purposes of this Transaction Agreement, (i) the words “including”, “include” and “includes” shall be deemed to be followed by the words “without limitation”; (ii) the word “or” is not exclusive and shall be deemed to mean “and/or”; and (iii) the Exhibit hereto is incorporated herein by reference.

(c) Transaction Expenses. Except as otherwise expressly provided herein or in any other Transaction Documents, each party will pay the fees and expenses of its attorneys, accountants, or financial or other advisors incurred by such party in connection with the negotiation, preparation, execution, and delivery of this Transaction Agreement and the other Transaction Documents, including the Asset Purchase Agreement; provided, however, that FAT Brands and its Affiliates shall bear and pay all out-of-pocket third party transactions costs incurred by Yalla Med and its Affiliates with the prior approval of FAT Brands in connection with the marketing, negotiation and consummation of the Restaurant Sales for all seven Restaurants, including the interim sales to FAT Brands or any of its Affiliates (including Yalla Acquisition and any OpCo).

(d) Notices. Any notice hereunder must be in writing, addressed as specified below, and (a) sent by certified mail, return receipt requested, in which case notice shall be deemed delivered two (2) business days after deposit, postage prepaid, in the U.S. Mail; (b) sent by overnight delivery using a nationally recognized overnight courier, in which case notice shall be deemed delivered one (1) business day after deposit with such courier if sent by next day delivery for receipt on a business day; (c) sent by facsimile or electronic mail, in which case notice shall be deemed delivered upon transmission of such notice to the appropriate facsimile number or email address shown below so long as, in the case of a facsimile transmission, the transmitting facsimile machine registers a confirmation receipt and such receipt shows that the transmission was received during regular business hours at the recipient’s address (or if the transmission receipt shows delivery after such business hours, then the notice sent by facsimile will be deemed to be effective on the next business day of the recipient); or (d) personally delivered. Notices will be addressed to the respective parties as follows, or to such other address as a party may specify to the other in accordance with these notice provisions:

If to FAT Brands, to:

FAT Brands Inc.

9720 Wilshire Boulevard, Suite 500

Beverly Hills, California 90212

Attention: Andrew A. Wiederhorn and Chief Financial Officer

Fax No.: (310) 319-1863

Email Address: andy.wiederhorn@fccgi.com and rhershinger@fatbrands.com

With a copy (that shall not constitute notice) to:

Loeb & Loeb LLP

10100 Santa Monica Boulevard, Suite 2200

Los Angeles, California 90067

Attention: Allen Z. Sussman, Esq.

Fax No.: (312) 276-8708

Email Address: asussman@loeb.com

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If to Yalla Med, to:

Yalla Mediterranean LLC

c/o VPC SBIC I, LP

150 North Riverside Plaza, Suite 5200

Chicago, Illinois 5200

Attention: Scott Zemnick

Fax No.: (312) 701-0794

Email Address: szemnick@vpcadvisors.com

With a copy (that shall not constitute notice) to:

Katten Muchin Rosenman LLP

525 West Monroe Street

Chicago, Illinois 60606

Attention: Mark R. Grossmann

Email Address: mark.grossmann@kattenlaw.com

(e) No Assignment. Neither this Transaction Agreement nor any rights, benefits or obligations hereunder, may be assigned or delegated, directly, indirectly, voluntarily or by operation of law, by any party hereto, without the prior written consent of the other party hereto. Except as aforesaid, this Transaction Agreement, and the rights, duties and obligations of the parties hereunder, shall be binding upon and shall inure to the benefit of the parties and their respective successors and permitted assigns. Any purported assignment in violation of this Transaction Agreement shall be void ab initio and of no force or effect. No permitted assignment by either party shall release such party of any of its obligations hereunder.

(f) No Third Party Beneficiaries. The parties agree that nothing in this Transaction Agreement, whether express or implied, is intended to confer any rights or remedies under or by reason of this Transaction Agreement on any Persons other than the parties and their respective successors and permitted assigns.

(g) Further Assurances. All parties to this Transaction Agreement shall, upon request and without further consideration, perform any and all acts and execute and deliver any and all certificates, instruments and other documents that may be necessary or appropriate to carry out any of the terms, conditions and provisions hereof or to carry out the intent of this Transaction Agreement.

(h) Waiver; Remedies. No waiver by either party hereto of any breach or default, or of any of a series of breaches or defaults, of any term, covenant, or condition herein shall be deemed a waiver of any subsequent or other breach or default. No failure or delay in exercising any right or remedy hereunder or in requiring satisfaction of any condition herein or any course of dealing will constitute a waiver of or prevent any party from enforcing any right or remedy or from requiring satisfaction of any condition. No notice to or demand on a party waives or otherwise affects any obligation of that party or impairs any right of the party giving such notice or making such demand, including any right to take any action without notice or demand not otherwise required by this Transaction Agreement. No exercise of any right or remedy with respect to a breach of this Transaction Agreement will preclude exercise of any other right or remedy, as appropriate to make the aggrieved party whole with respect to such breach, or subsequent exercise of any right or remedy with respect to any other breach.

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(i) Entire Agreement. This Transaction Agreement, together with the IP Purchase Agreement and the Management Agreement, constitute the entire agreement of the parties with respect to the subject matter hereof and thereof and supersede and cancel any and all prior agreements, applications, understandings, representations, inducements and statements, oral or written, of the parties in connection with the subject matter hereof.

(j) No Amendments. Except as expressly authorized herein, no amendment or modification of this Transaction Agreement (including Exhibit A) shall have any force or effect unless executed in writing by the parties hereto.

(k) Partial Invalidity. If any provision of this Transaction Agreement shall for any reason be declared invalid, unenforceable or void, the validity of the remainder of this Transaction Agreement shall not be affected thereby and shall remain in full force and effect with the invalid, unenforceable or void provision eliminated, provided that both parties will continue to achieve the expected benefit of this Transaction Agreement without such invalid, unenforceable or void provision.

(l) Counterparts. This Transaction Agreement may be executed and delivered (including by facsimile or .pdf signatures) in one or more counterparts. All counterparts shall collectively be deemed to constitute a single agreement, such agreement becoming effective when one or more counterparts have been signed by each of the parties and delivered to all other parties, it being understood that all parties need not sign the same counterpart.

(m) Enforcement Costs. If any litigation, other court action, or proceeding is commenced by any party to enforce its rights under this Transaction Agreement against any other party, all fees, costs and expenses, including reasonable attorneys’ fees and court costs, incurred by the prevailing party in such litigation, action, arbitration, or proceeding shall be reimbursed by the losing party. As used in this Section, the term “prevailing party” shall mean the party that has succeeded upon a significant issue in the action and achieved a material benefit with respect to the claims at issue, taken as a whole.

(n) No Strict Construction. Notwithstanding the fact that this Transaction Agreement has been drafted or prepared by one of the parties, each party confirms that both it and its counsel have reviewed, negotiated and adopted this Transaction Agreement as the joint agreement and understanding of the parties. The language used in this Transaction Agreement shall be deemed to be the language chosen by the parties to express their mutual intent, and no rule of strict construction shall be applied against any party.

(o) Governing Law. This Transaction Agreement, any disputed matter hereunder, including the construction, interpretation or validity of any provision or performance hereof, or any other matter relating hereto or arising in connection herewith (whether in tort, contract or otherwise) is and will be governed and enforced in accordance with the laws of the State of California, excluding its choice of law rules.

(p) Specific Performance. Each party acknowledges and agrees that irreparable damage would occur to the other party in the event that any of the provisions of this Transaction Agreement were not performed in accordance with their specific terms or were otherwise breached. Accordingly, each party shall be entitled to an injunction or injunctions to prevent breaches of this Transaction Agreement and to enforce specifically the terms and provisions of this Transaction Agreement, in addition to any other remedy to which such party may be entitled at law or in equity. Such remedies shall, however, be cumulative and not exclusive and shall be in addition to any other remedies which a party may have under this Transaction Agreement or otherwise.

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(q) Dispute Resolution.

1. Except to the extent provided otherwise in Sections 13(q)(5) and 13(q)(6), all disputes, claims or controversies arising directly or indirectly out of this Transaction Agreement, the Management Agreement and the IP Purchase Agreement (whether in contract, tort, common law, equity, statute, regulation, order or otherwise), including the performance or non-performance of a party or the meaning or construction of any provisions, shall be finally settled by binding confidential arbitration proceedings in accordance with the Expedited Arbitration Procedures of Judicial Arbitration & Mediation Services, Inc. (“JAMS”), as set forth in Section 16.1 et seq. of the JAMS rules, or any successor provisions thereto, as follows: Any party aggrieved will deliver a notice to the other party setting forth the specific points in dispute. Any points remaining in dispute 20 days after the giving of such notice may, upon 10 days’ notice to the other party, be submitted to JAMS arbitration conducted before a single neutral arbitrator in Los Angeles, California; provided, however, that if the dispute, claim or controversy involves claims of greater than $5,000,000, the JAMS arbitration shall be conducted before a panel of three arbitrators. With respect to disputes, claims or controversies before a single arbitrator, the arbitrator shall be familiar with the Business and shall be appointed by agreement of the parties or, if no agreement can be reached, by JAMS. With respect to disputes, claims or controversies before a panel of three arbitrators, FAT Brands and Yalla Med shall each appoint one arbitrator (the “Party-Appointed Arbitrators”) and the Party-Appointed Arbitrators shall appoint the third and presiding arbitrator within 14 days of the appointment of the second arbitrator; provided that any arbitrator not timely appointed herein shall be appointed by JAMS upon the written demand of any party to the dispute, claim or controversy. The arbitrator(s) may enter a default decision against any party who fails to participate in the arbitration proceedings.

2. The decision of the arbitrator(s) on the points in dispute shall be final, unappealable and binding, and judgment on the award may be entered in any court having jurisdiction thereof. The arbitrator(s) shall only be authorized to interpret the provisions of this Transaction Agreement, and shall not amend, change or add to any such provisions. The parties agree that this Section 13(q) has been adopted by the parties to rapidly and inexpensively resolve any disputes, claims or controversies between them and that this Section 13(q) shall be grounds for dismissal of any court action commenced by any party with respect to this Agreement, other than civil actions permitted under Section 13(q)(5).

3. Except as otherwise provided in this Agreement or by applicable law, the arbitrator(s) will be authorized to apportion its (or their) fees and expenses as the arbitrator(s) deems appropriate and the arbitrator(s) will be authorized to award the prevailing party its fees and expenses (including attorneys’ fees). In the absence of any such apportionment or award, each party shall bear its own expenses and the fees of its own attorneys.

4. The parties and the arbitrator(s) shall keep confidential, and shall not disclose to any Person, except the parties’ advisors and legal representatives, or as may be required by applicable law, the existence of any controversy under this Section 13(q) the referral of any such controversy to arbitration or the status or resolution thereof.

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5. Notwithstanding the provisions of Section 13(q)(1) through Section 13(q)(4), a party may initiate a civil action in court for the purposes of (i) enforcing the dispute resolution provisions of this Agreement, (ii) judgment upon, and enforcement and collection of, an arbitral award, (iii) obtaining interim or conservatory relief such as a restraining order, injunction, garnishment, attachment and similar relief available under applicable law, without first initiating arbitration, (iv) avoiding expiration of any applicable limitations period, (v) preserving a superior position with respect to other creditors, (vi) challenging an arbitral award on any ground permitted under the Federal Arbitration Act and (vii) exercising its rights under Section 13(p). The application of a party to a court for such measures or for the implementation of any such measures ordered by an arbitral tribunal shall not be deemed to be an infringement or a waiver of this Section 13(q) and shall not affect the relevant powers reserved to the arbitral tribunal. The parties agree that jurisdiction and venue for any such civil action shall be in the state courts in and for the State of California or the United States District Court for the Central District of California as well as to all appellate courts to which an appeal may be taken from such trial court. Each of the parties expressly waives, to the fullest extent permitted by applicable law, the right to move to dismiss or transfer any action brought in such courts on the basis of any objection to personal jurisdiction, venue or inconvenient forum in any of such courts. Notwithstanding the foregoing provisions of this Section 13, (1) the merits of any dispute, claim or controversy shall be resolved by arbitration, (2) each of the parties hereby agrees that a judgment or arbitral award in any such dispute, claim or controversy may be enforced in other jurisdictions by suit on the judgment or in any other manner provided by applicable law and (3) the filing of a proceeding to enable the recording of a notice of pending action, receivership or injunction shall be permitted.

6. Notwithstanding the foregoing, a cross-claim pursuant to an indemnification obligation set forth in this Transaction Agreement in a proceeding filed by a third party is excluded from the dispute resolution requirements of this Section 13(q).

7. In the event that any court determines that the dispute resolution procedures of this Section 13(q) are not binding or otherwise allows any proceeding regarding a dispute, claim, or controversy covered by this Agreement to proceed (including a civil action permitted under Section 13(q)(5)), each party hereby irrevocably and unconditionally waives any and all rights it may have to a trial by jury in or with respect to such proceeding. Each party hereby certifies and acknowledges that (i) no representative of any other party has represented, expressly or otherwise, that such other party would not, in the event of litigation, seek to enforce the foregoing waiver, (ii) each party understands and has considered the implications of this waiver, (iii) each party makes this waiver voluntarily, and (iv) each party has been induced to enter into this Agreement by, among other things, the mutual waivers, agreements and certifications in this Section 13(q)(7).

[Signature page follows]

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IN WITNESS WHEREOF, the parties have executed this Transaction Agreement as of the day and year first written above.

FAT BRANDS INC.

By:	/s/ Andrew A. Wiederhorn
Name:	Andrew A. Wiederhorn
Title:	President and Chief Executive Officer

YALLA MEDITERRANEAN, LLC

By:	/s/ Michael Goldberg
Name:	Michael Goldberg
Title:	Authorized Signatory

[Signature Page to Master Transaction Agreement]

The undersigned, VPC SBIC I, LP, executes this Agreement as of the day and year first above written to confirm it agreement to be bound by the provisions of Sections 7, 9(b) and 12(d)(1) of this Agreement.

VPC SBIC I, LP

By:	/s/ Scott Zemnick
Name:	Scott Zemnick
Title:	Authorized Signatory

[Signature Page to Master Transaction Agreement]